Ecopetrol announces senior management changes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Board of Directors, at its meeting held on April 26, 2024, made the following appointments in property:

1. Felipe Trujillo López as Vice President Commercial and Marketing, effective as of this date. Dr. Trujillo has been in charge of this Vice-Presidency since January 20, 2024. He is an Industrial Engineer from Universidad Javeriana, specialist in Strategic Marketing from CESA and Master in Business Administration from Universidad de los Andes. He has 25 years of experience in commercial and marketing positions, 20 of which have been in Ecopetrol in the areas of marketing, commercialization, evaluation and structuring of new businesses. She has held different positions within Ecopetrol, such as National Commercialization Manager, Petrochemicals and Industrials Manager, New Business Manager, Gas Manager and currently Products and Petrochemicals Manager, area in charge of the commercialization and trading of fuels and petrochemicals and industrials produced by Ecopetrol in its refineries and commercialized in the national and international markets.

2. Victoria Irene Sepúlveda Ballesteros as Corporate Vice President of Human Resources, effective as of the date hereof. Dr. Sepúlveda has been in charge of this Vice-Presidency since January 19, 2024. She is a lawyer from the Universidad Autónoma de Bucaramanga, with a specialization in Commercial Law from the Universidad Autónoma de Bucaramanga and an MBA candidate from the EAN; with nearly 20 years of experience in administrative and human management positions, having extensive management of human talent and union relations in companies and business groups in the energy sector in Colombia. Previously, she was the Human Resources Manager at Chilco, parent company in Colombia of the Lipigas Group. She has held corporate roles in business groups as Director of Subsidiaries and Human Resources Manager.

3. María Cristina Toro Restrepo as Legal Vice President, effective May 7, 2024. She is a lawyer from Universidad de Caldas with specialization in Mining and Energy Law from Universidad Externado de Colombia, specialist in Commercial Law from Universidad de Caldas and specialist in Tax and Customs Legislation from Universidad de Caldas. With 28 years of experience, she has been General Secretary of EPM, Head of the Legal Advisory Office of Metro de Bogotá, General Secretary of Metro de Medellín, Manager of Labor Relations Management of EPM, General Secretary and Legal Vice-President of Grupo Energía de Bogotá, General Secretary of CHEC and Legal Director of Aguas de Manizales. Member of Women in Connection and of the Advisory Board of the Women and Board Leadership Community of CESA.

Alberto Enrique Consuegra Granger, who had been serving as Chief Operating Officer (COO), will serve until May 10, 2024. Rafael Guzmán, current President of Hocol, will be in charge as acting COO as of May 11, 2024 and until the appointment of the new position is made.

Ecopetrol S.A. thanks Alberto for his valuable management during more than seven years in the Ecopetrol Group. His contributions to the achievements were fundamental for the consolidation of the strategy. Ecopetrol S.A. wishes him much success in his new challenges.

Likewise, the Board of Directors made the following appointments in the legal representation:

- David Alfredo Riaño Alarcón, Vice President of Low Emissions Solutions, as legal representative and alternate commercial representative in the first line.

- María Catalina Escobar Hoyos, Corporate Vice President of Finance and Sustainable Value, as alternate legal and commercial representative in the second line.

- Nicolás Azcuénaga Ramírez, Corporate Vice President of Strategy and New Businesses, as alternate legal and commercial representative in the third line.

Bogota D.C., April 26, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co